Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS
EXTRAORDINARY MEETING HELD ON JUNE 4, 2025

1.Date, Time and Venue: On June 4, 2025, at 11am at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer and Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: To deliberate on (i) the acquisition by the Company's subsidiary, Suzano International Holding B.V. (“Suzano International Holding”), of shares representing 51% of the capital stock of a new company incorporated in the Netherlands held directly or indirectly by Kimberly-Clark Corporation (“K-C”) (the “Target Company”) (the “Transaction”), which will hold the assets related to the manufacturing, marketing, distribution, and/or sale of tissue products, such as toilet paper, paper towels, napkins, facial tissues, and other paper-based products (including the “family care” and “professional business” lines) in South America, Central America, Ireland, the United Kingdom, Europe, Africa, the Middle East, Asia, including Southeast Asia and Oceania (“Included Regions”), it being understood that certain countries within these regions are excluded from the scope of the Transaction. K-C will own the other 49% equity interest of the Target Company and retain its “family care” and “professional business” assets in North America and certain joint ventures held by K-C with third parties in other locations that are outside the scope of the Transaction; the transfer date of certain assets may vary depending on specific requirements and conditions applicable to each jurisdiction; (ii) the execution, upon closing of the Transaction, of a joint venture agreement between Suzano International Holding and the K-C subsidiary holding the shares of the Target Company, establishing

Exhibit 99.1
certain rights and obligations related to the management, control, operations, shareholding, and other matters concerning the Target Company (the “Shareholders’ Agreement”); (iii) authorization for the Company to provide a guarantee for Suzano International Holding, as described below; and (iv) authorization for the Company’s management to perform all acts, negotiate and execute any contracts and/or ancillary instruments and their possible amendments, necessary or convenient to effectuate the previous resolution.

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Presentation, discussions on the agenda, and resolutions: After presentation, analysis, and discussion of the matters on the agenda, the Directors unanimously and without reservations:

7.1.Approved the Transaction based on the following main conditions: (a) the acquisition will be carried out by Suzano International Holding; (b) purchase price of USD 1,734,000,000.00 (one billion, seven hundred and thirty-four million dollars) to be paid in cash at the closing of the Transaction, is subject to certain adjustments; (c) as part of the Transaction, certain global brands currently used by K-C will be licensed to the Target Company for use in the Included Regions on a royalty-free, long-term basis; (d) call option for Suzano to acquire K-C’s 49% interest in the Target Company, exercisable from and after the third anniversary of the closing date, subject to the satisfaction of certain conditions; in certain circumstances, as an exception, the call option may be exercised by Suzano earlier than the third anniversary and such exercise will be subject to future approval by this Board of Directors; and (e) the expectation is that the closing of the Transaction will occur in mid-2026, subject to the satisfaction of customary closing conditions, including regulatory approvals and the completion of K-C’s reorganization of the business in the Included Regions.

7.2.Authorized the execution of the Shareholders’ Agreement upon closing of the Transaction.

7.3.Authorized (i) the provision of a guarantee by the Company, guaranteeing the fulfillment of ) all obligations and agreements (including any payment obligations) assumed by Suzano International Holding under the agreement, which shall include (but is not limited to) payment of the purchase price, as well as the payment of any penalties in case of non-closing of the transaction due to non-compliance with the buyer’s precedent conditions, when and if applicable, and the payment of expenses that are the buyer’s responsibility under the agreement; (ii) the execution of the Shareholders’ Agreement by the Company, as guarantor of Suzano International Holding, guaranteeing the payment of the call option purchase price to be made by Suzano International Holding upon the closing of the call option, if applicable.

Exhibit 99.1
7.4.Authorized the Company’s management to perform all acts, negotiate and execute any contracts and/or instruments and their possible amendments, necessary or convenient to effectuate the above resolution.

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website.

São Paulo, SP, June 4, 2025.

David Feffer Chairman	João Vitor Zocca Moreira Secretary
Daniel Feffer Vice-President of the Board of Directors	Nildemar Secches Vice-President of the Board of Directors

Gabriela Feffer Moll Director	Maria Priscila Rodini Vansetti Machado Director
Paulo Rogerio Caffarelli Director	Paulo Sergio Kakinoff Director
Rodrigo Calvo Galindo Director	Walter Schalka Director

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